Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K.

The tables below present selected financial data for the six months ended as of June 30, 2021 and 2020 and the fiscal year ended as of December 31, 2020. We have derived this selected financial data from our unaudited financial statements included in this 6-K and our restated audited consolidated financial statements previously filed with our annual report filed on May 19, 2021, and prepared in accordance with IFRS issued by the IASB. You should read the selected financial data in conjunction with the rest of this 6-K and with “Item 3. Key Information”, “Item 8. Financial Information” and “Item 18. Consolidated Financial Statements” of our annual report.

Consolidated Statements of Comprehensive Income (Loss):

	Six months ended June 30,		Year ended December 31,
	2021	2020	2020
	U.S. dollars in thousands (except per share data)
		(Restated)	(Restated)
Continuing operations:
Research and development expenses	(18)	(14)	(38)
General and administrative expenses	(517)	(460)	(910)

Operating loss	(535)	(474)	(948)

Revaluation of marketable securities	968	61	138
Revaluation of warrants to purchase ADS’s	(1,289)	(535)	(2,172)
Other finance income	5	25	45
Other finance expenses	(14)	(9)	(17)

Finance expenses, net	(330)	(458)	(2,006)

Total income (loss) for the period	(865)	(932)	(2,954)

Other comprehensive income:
Items that might be classified to profit or loss:
Changes in the fair value of available-for-sale financial assets	-	-	-

Total comprehensive income (loss)	(865)	(932)	(2,954)

Total income (loss) attributable to:
Equity holders of the Company	(865)	(932)	(2,954)

Total comprehensive loss attributable to:
Equity holders of the Company	(865)	(932)	(2,954)

Basic and diluted earnings (loss) per share (in U.S. dollars)	(0.002)	(0.002)	(0.006)

Consolidated Statements of Financial Position Data:

	As of June30,		As of December 31,
	2021	2020	2020
	U.S Dollars in thousands
		(Restated)	(Restated)

Cash, cash equivalents and bank deposits	2,918	4,027	3,631
Working capital	6,313	6,214	5,867
Total assets	6,953	6,789	6,503
Long term liabilities	3,413	1,000	2,637
Total shareholders’ equity	3,282	5,595	3,612
Non-controlling interests	-	-	-

Overview

We are a biopharmaceutical company engaged in the acquisition and development of pharmaceutical drugs for the treatment of autoimmune diseases. Our current lead drug compound, hCDR1, is for the treatment of SLE and SS.

We were established as a corporation under the laws of Israel in 1993, and commenced operations to use and commercialize technology developed at the Weizmann Institute, in Rehovot, Israel. Since commencing operations, our activities have been primarily devoted to developing our technologies and drug candidates, acquiring pre-clinical and clinical-stage compounds, raising capital, purchasing assets for our facilities, and recruiting personnel. We have had no drug product sales to date. Our major sources of working capital have been proceeds from various private and public offerings of our securities and option and warrant exercises.

We have incurred negative cash flow from operations each year since our inception and we anticipate incurring negative cash flows from operating activities for the foreseeable future. We have spent, and expect to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials, and potential in-licensing and acquisition opportunities.

Our research and development expenses primarily consisted of expenses related to the hCDR1 development plan. As part of the preparations for future clinical trials of hCDR1, we engaged regulatory and clinical consultants and commenced work on Chemistry, Manufacturing and Control, or CMC, including production and testing of the drug substance. The Company is expanding its IP portfolio surrounding hCDR1 and has decided to reduce its research and development expenditures in connection with execution of its clinical trials until a cooperation with a strategic partner is secured. In parallel, the Company will look to identify additional assets to add to XTL’s portfolio.

Our general and administrative expenses consist primarily of salaries, consultant fees, and related expenses for executive, finance and other administrative personnel, professional fees, director fees and other corporate expenses, including investor relations, business development costs and facilities related expenses. We expense our general and administrative costs as incurred.

Our results of operations include non-cash compensation expense as a result of the grants of XTL stock options. Compensation expense for awards of options granted to employees and directors represents the fair value of the award (measured using the Black-Scholes valuation model) recorded over the respective vesting periods of the individual stock options (see details below.)

For awards of options and warrants to consultants and other third-parties, according to IFRS 2, the treatment of such options and warrants is the same as employee options compensation expense (see note 14 to the consolidated financial statements for the year ended December 31, 2020). We record compensation expense based on the fair value of the award at the grant date according to the Black-Scholes valuation model. According to IFRS 2, in non-performance-based options, we recognize options expenses using the graded vesting method (accelerated amortization). Graded vesting means that portions of a single option grant will vest on several dates, equal to the number of tranches. We treat each tranche as a separate share option grant; because each tranche has a different vesting period, and hence the fair value of each tranche is different. Therefore, under this method the compensation cost amortization is accelerated to earlier periods in the overall vesting period.

The planned clinical trials will be lengthy and expensive. Even if these trials show that our drug candidates are effective in treating certain indications, there is no guarantee that we will be able to record commercial sales of any of our product candidates in the near future or generate licensing revenues from upfront payments associated with out-licensing transactions. In addition, we expect losses in our drug development activity to continue as we continue to fund development of our drug candidates. As we continue our development efforts, we may enter into additional third-party collaborative agreements and may incur additional expenses, such as licensing fees and milestone payments. As a result, our periodical results may fluctuate and a period-by-period comparison of our operating results may not be a meaningful indication of our future performance.

Results of Operations

Six Months ended June 30, 2021 compared to Six Months ended June 30, 2020

Research and Development Expenses. Research and development expenses in the six months ended June 30, 2021 and 2020 totaled approximately $18 thousand and $14 thousand, respectively. Research and development expenses are comprised mainly of expenses related to maintenance of our intangible assets. The increase of $4 thousands is due to professional consulting.

General and Administrative Expenses. General and administrative expenses for the six months ended June 30, 2021 and 2020 totaled approximately $517 thousand and $460 thousand, respectively. The increase in the six months ended June 30, 2021 compared to the same period in 2020 is mainly from expenses related to the restatement.

Impairment of intangible assets. The Company is required to determine, at least on an annual basis and as of year-end, whether the fair value of its unamortized intangible assets exceeds their book value. As of December 31, 2020 and 2019, the Company recognized no impairments. For further information, see also Note 8 of the consolidated financial statements for the year ended December 31, 2020.

Finance expenses, net. Finance expenses, net for the six months ended June 30, 2021 and 2020 totaled approximately $330 thousand and $458 thousand, respectively. The difference is primarily from revaluation of marketable securities and warrants to purchase ADS’s.

Impact of Inflation and Currency Fluctuations

We hold most of our cash, cash equivalents and bank deposits in US dollars. While a substantial amount of our operating expenses are in US dollars, we incur a portion of our expenses in New Israeli Shekels. In addition, we also pay for some of our services and supplies in the local currencies of our suppliers. As a result, we are exposed to the risk that the US dollar will be devalued against the New Israeli Shekel or other currencies, and as result our financial results could be harmed if we are unable to protect against currency fluctuations in Israel or other countries in which services and supplies are obtained in the future. Accordingly, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of currencies. The Company’s treasury’s risk management policy is to hold NIS-denominated cash and cash equivalents and short-term deposits in the amount of the anticipated NIS-denominated liabilities for six consecutive months from time to time in line with the directives of the Company’s Board. These measures, however, may not adequately protect us from the adverse effects of inflation in Israel. In addition, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the US Dollar or that the timing of any devaluation may lag behind inflation in Israel. Future activities may lead us to perform a clinical trial in Israel, which may lead us to reassess our use of the US dollar as our functional currency.

As of June 30, 2021, had the Group’s functional currency strengthened by 10% against the NIS with all other variables remaining constant, loss for the six months ended June 30, 2021 would have been $368 thousand lower (June 2020 loss approximately $242 thousand lower), mainly as a result of exchange rate changes on translation of other accounts receivable, net and exchange rate changes on NIS-denominated cash and cash equivalents.

Restatement

In March 2018 the Company’s warrants were allocated to share premium as a result of its cancellation of the cashless exercise mechanism.

During the second quarter of 2021, the Company concluded that the cashless exercise mechanism was not in fact cancelled when the registration statement published in March 2018 became ineffective, as a result of which the right to exercise the warrants on a cashless basis was possible, resulting in the situation that the warrants should have remained a non-current liability, and not an equity instrument.

The financial statements of 2020 were restated and published on May 13, 2021.

The impacts of the error in the warrant classification are as follows:

Impact on the consolidated statement of comprehensive income (loss):

	Six months ended June 30,
	2020
	As previously reported	As restated	Adjustments
	U.S. dollars in thousands

Revaluation of warrants to purchase ADS’s	-	535	535
Finance income (expenses), net	77	(458)	535
Total comprehensive income (loss) for the year	(397)	(932)	535
Basic and diluted earnings (loss) per share (in U.S. dollars):	(0.001)	(0.002)	(0.001)

Impact on the consolidated statements of financial position:

	June 30,
	2020
	As previously reported	As restated	Adjustments
	U.S. dollars in thousands

Non-current liabilities	-	1,000	1,000
Additional paid in capital	147,708	146,015	(1,693)
Accumulated deficit	(154,315)	(153,622)	693
Total equity	6,595	5,595	(1,000)

In March 2021, as a result of a cashless exercise of warrants by an investor from the February 2017 offering, the Company issued 12,981,800 ordinary shares represented by 129,818 ADSs.

In April 2021, as a result of a cashless exercise of warrants by an investor from the March 2017 offering, the Company issued 968,550 ordinary shares represented by 9,685 ADSs.

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